November 18, 2009

Alan D. Gordon, President
Atlantica, Inc.
c/o Richland, Gordon & Company
9330 Sears Tower
233 S. Wacker Drive
Chicago, IL 60606

     RE: **Atlantica, Inc.**
          Form 10-K FYE 12/31/08
          Filed May 1, 2009
          File No. 0-24379

Dear Mr. Gordon:

     We have completed our review of your filing and have no further comments at this time.

          Sincerely,

          John Reynolds,
          Assistant Director